GRUPO AEROMEXICO, S.A.B. DE C.V.
(52) 55-9132-4000
aminvestorrelations@aeromexico.com

Grupo Aeroméxico Reports Resolutions Approved by its Ordinary General Shareholders’ Meeting Held on October 26, 2026

Mexico City, October 27, 2026. Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico”) (BMV & NYSE: AERO) hereby announces that its Ordinary General Shareholders’ Meeting held on October 26, 2026, in Mexico City approved the resolutions summarized below:

Ordinary Shareholders’ Meeting
Summary of Resolutions

I.1. It was noted that, as of the date of the Meeting, the Company does not hold any of its own shares acquired pursuant to Article 56 of the Mexican Securities Market Law and that, separately, it holds in treasury 41,629,460 (forty-one million six hundred twenty-nine thousand four hundred sixty) unsubscribed and unpaid shares, which are not subject to any preemptive subscription rights.

I.2. Pursuant to Article Eleven of the Company’s bylaws and Article 56, Section IV, of the Mexican Securities Market Law, a maximum amount of up to US$100,000,000.00 (one hundred million U.S. dollars) was approved, which the Company may use to acquire its own shares from the date of the Meeting through and including December 31, 2026. From January 1, 2027 until the date of the next Annual Ordinary General Shareholders’ Meeting, the maximum amount applicable to fiscal year 2027 will be limited to the unused portion of such amount. Both authorizations constitute an aggregate limit of US$100,000,000.00 (one hundred million U.S. dollars), are not cumulative, and the amount will not reset on January 1, 2027. The maximum amount for fiscal year 2027 will be submitted for approval at the next Annual Ordinary General Shareholders’ Meeting, taking into consideration any acquisitions that may have been made using such remaining amount.

I.3. It was noted that the maximum amount authorized may not, under any circumstances, exceed the total balance of the Company’s net profits, including retained earnings, pursuant to Article 56, Section IV, of the Mexican Securities Market Law, and that any acquisitions will be charged against shareholders’ equity pursuant to Section III of such Article, such that the acquired shares may be held by the Company without reducing its capital stock.

Such amount constitutes solely a maximum limit and does not require the Company to acquire any minimum number of shares or to use all or any portion of the authorized funds. Any acquisitions may be made, from time to time and at the Company’s discretion, taking into consideration, among other factors, market conditions, capital allocation priorities, available liquidity, and applicable legal and regulatory requirements.

I.4. It was noted that, pursuant to Article 56 of the Mexican Securities Market Law, the Company’s own shares and, if applicable, the securities representing such shares may be placed with the investing public without the need for any additional resolution of the Shareholders’ Meeting or the Board of Directors, and Article 132 of the Mexican General Law of Business Corporations will not apply.

II.1. Ernesto Gómez Pombo, Daniel Martínez Martínez, Cristina Toledo Guerrero, Alejandro Sainz Orantes, Santiago Alessio Robles Seguí, Álvaro García Urquieta and José Carlos Valeriano Godínez were appointed as special delegates of the Meeting, each acting individually.

Contact:
Investor Relations aminvestorrelations@aeromexico.com
Corporate Communications amcomunicacioncorporativa@aeromexico.com

About Grupo Aeroméxico
Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main hub at Terminal 2 of Mexico City International Airport. Its destination network covers Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190 aircraft. Aeroméxico is a founding member of SkyTeam, an alliance that has been operating for more than 25 years and offers connectivity in more than 145 countries through its 18 member airlines.

www.aeromexico.com
www.skyteam.com

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, which reflect the current views and/or expectations of the Company and its management regarding its performance, business and future events. We use words such as “believes,” “anticipates,” “plans,” “expects,” “intends,” “target,” “estimates,” “projects,” “foresees,” “guidance,” “forecast,” “outlook” and other similar expressions to identify such statements. These statements are subject to various risks, uncertainties and assumptions. Several factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. Such factors include, among others: external risks, safety and security concerns, health threats, accidents, global instability, security breaches, terrorism and natural disasters; economic and geopolitical conditions in Mexico and internationally, as well as their impact on customer travel behavior and fuel prices; volatility in the fuel market; the Company’s ability to meet its financial obligations, obtain financing and maintain liquidity; its ability to attract and retain key personnel, as well as the Company’s labor relations with its employees; dependence on aircraft manufacturers and other suppliers; aircraft maintenance costs and utilization; changes in airport fees; air traffic congestion; the competitive environment of the aviation industry; dependence on partnerships and alliances, as well as the challenges of entering into new partnerships and alliances; and other factors described in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 30, 2026, as well as in other documents filed with or furnished to the SEC. Forward-looking statements are based on information available at the time they are made and on management’s good-faith belief regarding future events. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law. The Company also undertakes no obligation to inform the market, through official announcements, of future purchases of shares by its directors and officers, except as required by applicable law.